Filed by SandRidge Energy, Inc.

(Commission File No. 1-33784)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Bonanza Creek Energy, Inc.

(Commission File No. 001-35371)

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, SandRidge Energy, Inc. (“SandRidge”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary prospectus of SandRidge and a preliminary joint proxy statement of Bonanza Creek Energy, Inc. (“Bonanza Creek”) and SandRidge. The registration statement has not yet become effective. SandRidge and Bonanza Creek also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Bonanza Creek and the shareholders of SandRidge. SHAREHOLDERS OF BONANZA CREEK AND SANDRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about SandRidge and Bonanza Creek, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SandRidge will be available free of charge on SandRidge’s internet website at www.sandridgeenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting SandRidge’s Investor Relations Department at (405) 429-5515. Copies of the documents filed with the SEC by Bonanza Creek will be available free of charge on Bonanza Creek’s internet website at www.bonanzacrk.com under the tab “For Investors” and then under the tab “SEC Filings” or by contacting Bonanza Creek’s Investor Relations Department at (720) 440-6136.

Participants in the Solicitation

Bonanza Creek, SandRidge, their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Bonanza Creek is set forth in Bonanza Creek’s public filings with the SEC, including its Current Reports on Form 8-K filed with the SEC on April 28, 2017, June 12, 2017 and August 4, 2017 and its Quarterly Report on Form 10-Q for the period ending September 30, 2017, filed with the SEC on November 9, 2017. Information about the directors and executive officers of SandRidge is set forth in SandRidge’s public filings with the SEC, including its definitive proxy statement on Form DEF 14A filed with the SEC on April 28, 2017 and its Current Reports on Form 8-K filed with the SEC on June 28, 2017 and August 1, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive join proxy statement/prospectus of SandRidge and Bonanza Creek, white proxy cards and other relevant materials filed with the SEC. Free copies of these documents can be obtained as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain “forward-looking statements” under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. These statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “predict,” “potential,” “pursue,” “outlook,” “continue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future results regarding the benefits of the transaction, closing of the proposed merger, and future financial results and operational plans are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure to receive requisite shareholder approval, satisfy closing conditions or obtain regulatory approvals; uncertainties as to the timing of the closing; changes to business relationships, competitive responses, the inability to achieve anticipated synergies, unexpected costs, charges, expenses or difficulties, the outcome of any litigation and the inability to retain key personnel, each related to the proposed merger; the uncertainty of financial performance following completion of the proposed merger; and any changes in general economic or industry specific conditions. SandRidge cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in SandRidge’s and Bonanza Creek’s public filings with the SEC, which are available at the SEC’s website, http://www.sec.gov. Each forward looking statement speaks only as of the date of the particular statement, and SandRidge undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

***

SandRidge and Bonanza Creek have created a website at www.sandridgeandbonanza.com with information about the merger. The website includes the information being filed herewith.

Disclaimer Important Information for Investors and Shareholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, SandRidge Energy, Inc. (“SandRidge”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a preliminary prospectus of SandRidge and a preliminary joint proxy statement of Bonanza Creek Energy, Inc. (“Bonanza Creek”) and SandRidge. SandRidge and Bonanza Creek also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Bonanza Creek and the shareholders of SandRidge. SHAREHOLDERS OF BONANZA CREEK AND SANDRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about SandRidge and Bonanza Creek, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SandRidge will be available free of charge on SandRidge’s internet website at www.sandridgeenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting SandRidge’s Investor Relations Department at (405) 429-5515. Copies of the documents filed with the SEC by Bonanza Creek will be available free of charge on Bonanza Creek’s internet website at www.bonanzacrk.com under the tab “For Investors” and then under the tab “SEC Filings” or by contacting Bonanza Creek’s Investor Relations Department at (720) 440-6136. Participants in the Solicitation Bonanza Creek, SandRidge, their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Bonanza Creek is set forth in Bonanza Creek’s public filings with the SEC, including its Current Reports on Form 8-K filed with the SEC on April 28, 2017, June 12, 2017 and August 4, 2017 and its Quarterly Report on Form 10-Q for the period ending September 30, 2017, filed with the SEC on November 9, 2017. Information about the directors and executive officers of SandRidge is set forth in SandRidge’s public filings with the SEC, including its definitive proxy statement on Form DEF 14A filed with the SEC on April 28, 2017 and its Current Reports on Form 8-K filed with the SEC on June 28, 2017 and August 1, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus of SandRidge and Bonanza Creek, white proxy cards and other relevant materials filed with the SEC. Free copies of these documents can be obtained as described in the preceding paragraph. Cautionary Statement Regarding Forward-Looking Statements This communication may contain certain “forward-looking statements” under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. These statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “predict,” “potential,” “pursue,” “outlook,” “continue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future results regarding the benefits of the transaction, closing of the proposed merger, and future financial results and operational plans are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure to receive requisite shareholder approval, satisfy closing conditions or obtain regulatory approvals; uncertainties as to the timing of the closing; changes to business relationships, competitive responses, the inability to achieve anticipated synergies, unexpected costs, charges, expenses or difficulties, the outcome of any litigation and the inability to retain key personnel, each related to the proposed merger; the uncertainty of financial performance following completion of the proposed merger; and any changes in general economic or industry specific conditions. SandRidge cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in SandRidge’s and Bonanza Creek’s public filings with the SEC, which are available at the SEC’s website, http://www.sec.gov. Each forward looking statement speaks only as of the date of the particular statement, and SandRidge undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof. Agree I have read and agree to the terms of this website.

SANDRIDGE ENERGY LOGO BONANZA CREEK LOGO PRESS RELEASES PRESENTATION SHAREHOLDER LETTER SEC FILINGS CONTACT SANDRIDGE ACQUISITION OF BONANZA CREEK OVERVIEW Welcome On November 15, 2017, the SandRidge Board of Directors and management team announced the acquisition of Bonanza Creek Energy. This strategic opportunity is immediately accretive and positions SandRidge to deliver additional long-term shareholder value by adding high-return and development-ready projects to our Niobrara position. Shareholders have an important decision to make regarding the acquisition. We urge all shareholders to make this decision only after careful analysis of all of the facts. After fully considering the rationale for the Bonanza Creek transaction and the detailed analysis that supports the Board’s decision to recommend it to shareholders, we are confident that the shareholders will agree that this transaction is in the best long-term interests of SandRidge and all of its shareholders. © 2017 SandRidgeandBonanza.com All rights reserved. Important Information

SANDRIDGE ENERGY LOGO BONANZA CREEK LOGO PRESS RELEASES PRESENTATION SHAREHOLDER LETTER SEC FILINGS CONTACT SANDRIDGE ACQUISITION OF BONANZA CREEK Press Releases 12/11/2017 SandRidge Energy Publishes Letter to Shareholders Regarding Strategic Acquisition of Bonanza Creek 11/27/2017 SandRidge Energy, Inc. Adopts Short-Term Shareholder Rights Plan 11/15/2017 SandRidge Energy to Acquire Bonanza Creek Energy for $36.00 Per Share in Cash and Stock © 2017 SandRidgeandBonanza.com All rights reserved. Important Informatio

SANDRIDGE ENERGY LOGO BONANZA CREEK LOGO PRESS RELEASES PRESENTATION SHAREHOLDER LETTER SEC FILINGS CONTACT SANDRIDGE ACQUISITION OF BONANZA CREEK PRESENTATION 11/15/2017 November 15 Investor Presentation © 2017 SandRidgeandBonanza.com All rights reserved. Important Information

SANDRIDGE ENERGY LOGO BONANZA CREEK LOGO PRESS RELEASES PRESENTATION SHAREHOLDER LETTER SEC FILINGS CONTACT SANDRIDGE ACQUISITION OF BONANZA CREEK Shareholder Letter 12/11/2017 December 11 Letter to Shareholders © 2017 SandRidgeandBonanza.com All rights reserved. Important Information

SANDRIDGE ENERGY LOGO BONANZA CREEK LOGO PRESS RELEASES PRESENTATION SHAREHOLDER LETTER SEC FILINGS CONTACT SANDRIDGE ACQUISITION OF BONANZA CREEK SEC Filings 12/11/2017     S-4 – Securities Registration: Business Combination 12/11/2017     8-K – Current report filing 12/11/2017     8-K – Current report filing 11/27/2017     425 – Filing of certain prospectuses and communications in connection with business combination transactions 11/27/2017     8-K – Current report filing 11/16/2017     425 – Filing of certain prospectuses and communications in connection with business combination transactions 11/15/2017     425 – Filing of certain prospectuses and communications in connection with business combination transactions 11/15/2017     8-K – Current report filing 11/15/2017     425 – Filing of certain prospectuses and communications in connection with business combination transactions 11/15/2017     8-K – Current report filing © 2017 SandRidgeandBonanza.com All rights reserved. Important Information

SANDRIDGE ENERGY LOGO BONANZA CREEK LOGO PRESS RELEASES PRESENTATION SHAREHOLDER LETTER SEC FILINGS CONTACT SANDRIDGE ACQUISITION OF BONANZA CREEK Contact Contact For Investors: Justin M. Lewellen Director of Investor Relations SandRidge Energy, Inc. 123 Robert S. Kerr Avenue Oklahoma City, OK 73102 +1 (405) 429-5515 MacKenzie Partners, Inc. Toll-free: 800-322-2885. Collect: +1 (212) 929-5500 Attn: Dan Burch / Paul Schulman For Media: David A Kimmel Director of Communications SandRidge Energy, Inc. 123 Robert S. Kerr Ave. Oklahoma City, OK 73102 +1 (405) 429-5599 SVC Bryan Locke, +1 (312) 895-4700, blocke@sardverb.com Kelly Kimberly, +1 (832) 680-5120, kkimberly@sardverb.com © 2017 SandRidgeandBonanza.com All rights reserved. Important Information

SANDRIDGE ENERGY LOGO BONANZA CREEK LOGO PRESS RELEASES PRESENTATION SHAREHOLDER LETTER SEC FILINGS CONTACT SANDRIDGE ACQUISITION OF BONANZA CREEK Important Information Important Information for Investors and Shareholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, SandRidge Energy, Inc. (“SandRidge”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a preliminary prospectus of SandRidge and a preliminary joint proxy statement of Bonanza Creek Energy, Inc. (“Bonanza Creek”) and SandRidge. SandRidge and Bonanza Creek also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Bonanza Creek and the shareholders of SandRidge. SHAREHOLDERS OF BONANZA CREEK AND SANDRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about SandRidge and Bonanza Creek, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SandRidge will be available free of charge on SandRidge’s internet website at www.sandridgeenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting SandRidge’s Investor Relations Department at (405) 429-5515. Copies of the documents filed with the SEC by Bonanza Creek will be available free of charge on Bonanza Creek’s internet website at www.bonanzacrk.com under the tab “For Investors” and then under the tab “SEC Filings” or by contacting Bonanza Creek’s Investor Relations Department at (720) 440-6136. Participants in the Solicitation Bonanza Creek, SandRidge, their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Bonanza Creek is set forth in Bonanza Creek’s public filings with the SEC, including its Current Reports on Form 8-K filed with the SEC on April 28, 2017, June 12, 2017 and August 4, 2017 and its Quarterly Report on Form 10-Q for the period ending September 30, 2017, filed with the SEC on November 9, 2017. Information about the directors and executive officers of SandRidge is set forth in SandRidge’s public filings with the SEC, including its definitive proxy statement on Form DEF 14A filed with the SEC on April 28, 2017 and its Current Reports on Form 8-K filed with the SEC on June 28, 2017 and August 1, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus of SandRidge and Bonanza Creek, white proxy cards and other relevant materials filed with the SEC. Free copies of these documents can be obtained as described in the preceding paragraph. Cautionary Statement Regarding Forward-Looking Statements This communication may contain certain “forward-looking statements” under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. These statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “predict,” “potential,” “pursue,” “outlook,” “continue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future results regarding the benefits of the transaction, closing of the proposed merger, and future financial results and operational plans are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure to receive requisite shareholder approval, satisfy closing conditions or obtain regulatory approvals; uncertainties as to the timing of the closing; changes to business relationships, competitive responses, the inability to achieve anticipated synergies, unexpected costs, charges, expenses or difficulties, the outcome of any litigation and the inability to retain key personnel, each related to the proposed merger; the uncertainty of financial performance following completion of the proposed merger; and any changes in general economic or industry specific conditions. SandRidge cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in SandRidge’s and Bonanza Creek’s public filings with the SEC, which are available at the SEC’s website, http://www.sec.gov. Each forward looking statement speaks only as of the date of the particular statement, and SandRidge undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof. © 2017 SandRidgeandBonanza.com All rights reserved. Important Information